Exhibit 99.1

CENTRAL GOLDTRUST ACKNOWLEDGES UNSOLICITED OFFER FROM
SPROTT ASSET MANAGEMENT LP, ADVISES THAT UNITHOLDERS
TAKE NO ACTION IN RESPONSE

May 27, 2015

Central GoldTrust (“GoldTrust”) (symbol: TSX – GTU.UN (C$) and GTU.U (US$); NYSE MKT – GTU (US$)) acknowledges today the unsolicited offer (the "Offer") from Sprott Asset Management Gold Bid LP, a subsidiary controlled by Sprott Asset Management LP (together, "Sprott") to acquire all of the issued and outstanding trust units of GoldTrust ("Units") for consideration per Unit consisting solely of trust units of Sprott Physical Gold Trust, a gold bullion investment fund affiliated with Sprott.

Consistent with its fiduciary duties, and in consultation with its legal and financial advisors, the Board of Trustees of GoldTrust, including its Special Committee of Independent Trustees, will shortly convene to evaluate and consider the Offer and related materials filed by Sprott and, on or before June 9, 2015, will advise Unitholders of the Board's position regarding the Offer, as well as its reasons for that position. In the interim, prior to receiving the recommendation of GoldTrust, Unitholders are urged to take no action in connection with the Offer.

Bennett Jones LLP is acting as legal counsel to the Special Committee of the Independent Trustees of GoldTrust, CIBC World Markets Inc. is acting as financial advisor and Dentons Canada LLP is legal counsel to GoldTrust.

About Central GoldTrust

Central GoldTrust (established on April 28, 2003) is a passive, self-governing, single purpose trust, which invests primarily in long-term holdings of gold bullion and it does not speculate in gold prices. At May 26, 2015, the Units were 99.1% invested in unencumbered, allocated and physically segregated gold bullion. Units may be purchased or sold on the Toronto Stock Exchange and NYSE MKT.

For further information, please contact:

D.F. King & Co.

North American Toll Free Phone: 1-800-251-7519

inquiries@dfking.com